Filed Pursuant to Rule 424(b)(3)

Registration No. 333-178786-01

SUPPLEMENT NO. 1 DATED MAY 3, 2016

TO THE PROSPECTUS DATED APRIL 8, 2016

This document supplements, modifies and amends, and should be read in conjunction with, the prospectus of Greenbacker Renewable Energy Company LLC (the “company”) dated April 8, 2016. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this prospectus supplement is to describe the following:

1)	The status of the offering of limited liability company interests, or the shares, of the company; and
2)	An update to our share offering prices.

Status of Our Public Offering

We commenced our initial public offering of shares on April 25, 2014. As of April 30, 2016, we had accepted investors’ subscriptions for and issued approximately 9,991,500 shares in the offering, resulting in our receipt of gross proceeds of approximately $ 98,007,000.

Update to Our Share Offering Prices

Pursuant to the net asset value determination by the company as of March 31, 2016, the net asset value had increased above the company’s net proceeds per share. Therefore, the company has increased the offering price per share to the following prices, effective May 6, 2016: (i) $10.068 per Class A share; (ii) $9.640 per Class C share; and (iii) $9.248 per Class I share.

The following information supersedes and replaces in its entirety the tabular and footnote disclosure contained on the cover of the prospectus:

	Maximum Aggregate Price to Public	Maximum Selling Commissions(2)(3)	Maximum Dealer Manager Fee(2)(3)	Proceeds, Before Expenses, to Us(1)(2)(3)
Offering
Maximum Primary Offering	$1,250,000,000	$41,666,667.67	$30,208,333.33	$1,178,125,000
Per Class A share	$10.068	$0.705	$0.277	$9.086
Per Class C share	$9.640	$0.289	$0.265	$9.086
Per Class I share	$9.248	—	$0.162	$9.086
Minimum Offering	$2,000,000	$66,666.67	$48,333.33	$1,885,000
Distribution Reinvestment Plan	$250,000,000	—	—	250,000,000
Per Class A, C and I share	$9.086	—	—	$9.086
Total Maximum	$1,500,000,000.00	$41,666,667.67	$30,208,333.33	$1,428,125,000

(1)   The proceeds are calculated before deducting certain organization and offering expenses to the company. In addition to selling commissions and dealer manager fees, the company estimates that it will incur in connection with this offering approximately $100,000 of expenses (approximately 5.00% of the gross proceeds) if the minimum number of shares is sold and approximately $18.8 million of expenses (approximately 1.5% of the gross proceeds) if the maximum number of shares is sold. This range is an estimate only of the organization and offering expenses to be incurred by the company throughout the term of this offering. We expect that the organization and offering expenses will fluctuate from the time the minimum offering amount is raised through the completion of this offering. The company will reimburse the advisor and its affiliates for these costs and for future organization and offering expenses they may incur on the company’s behalf, but only to the extent that the reimbursement would not cause the selling commissions, the dealer manager fee and the other organization and offering expenses borne by the company to exceed 15% of gross offering proceeds as of the date of reimbursement. This table excludes the distribution fees for Class C shares, which will be paid over time. With respect to Class C shares, the company will pay the dealer manager a distribution fee that accrues daily equal to 1/365th of 0.80% of the amount of the net asset value for the Class C shares for such day on a continuous basis from year to year, until the earlier to occur of the following: (i) a listing of the Class C shares on a national securities exchange, (ii) following the completion of this offering, total underwriting compensation in this offering equaling 10% of the gross proceeds from the company’s primary offering, or (iii) there are no longer any Class C shares outstanding. The company may also pay additional underwriting compensation and other fees to the dealer manager. See “Compensation of the Advisor and the Dealer Manager,” “Plan of Distribution” and “Certain Relationships and Related Party Transactions.”

(2)   The company is offering certain volume discounts resulting in reductions in selling commissions and dealer manager fees payable by investors with respect to sales of shares for certain minimum aggregate purchase amounts. See “Plan of Distribution—Volume Discounts.”

(3)   Assumes that (i) primary offering gross proceeds come from sales of 1/3 each of Class A, Class C and Class I shares, respectively, and (ii) that the offering price of $10.068 per Class A share, $9.640 per Class C share and $9.248 per Class I share, respectively, will remain as such throughout the term of this offering.

The following information supersedes and replaces in its entirety the tabular and footnote disclosure on page 7 contained in the prospectus summary under the heading of “Classes of Shares”:

	Current Offering Price(1)		Selling Commissions			Dealer Manager Fee			Distribution Fee		Organizational and Offering Expenses(4)
			Per share(1)	% of Current Offering Price		Per Share(1)	% of Current Offering Price		% of Net Asset Value		Amount	% of Gross Offering Proceeds
Class A Shares	$10.068	(1)	$0.705	7.0%		$0.277	2.75%		—		—	—
Class C Shares	$9.640	(1)	$0.289	3.0%		$0.265	2.75%		0.80	%(2)	—	—
Class I Shares	$9.248	(1)	—	—		$0.162	1.75%		—		—	—
Minimum Offering(3)	$2,000,000		$66,667	3.33	%(5)	$48,333	2.42	%(5)	.267	%(3)	$100,000	5.00%
Maximum Primary Offering(3)	$1,250,000,000		$41,666,667	3.33	%(5)	$30,208,333	2.42	%(5)	.267	%(3)	$18,750,000	1.5%
Distribution Reinvestment Plan(6)	$250,000,000		—	—		—	—		0.80	%(2)	$3,750,000	1.5%

(1)	The per share figures in the table are calculated based on rounding to three decimal points.

(2)	With respect to the Class C shares (including Class C shares sold pursuant to the distribution reinvestment plan), we will pay the dealer manager a distribution fee that accrues daily equal to 1/365th of 0.80% of the amount of the net asset value for the Class C shares for such day on a continuous basis from year to year, until the earlier to occur of the following: (i) a listing of the Class C shares on a national securities exchange, (ii) following the completion of this offering, total underwriting compensation in this offering equaling 10% of the gross proceeds from our primary offering, or (iii) there are no longer any Class C shares outstanding. For a detailed calculation of the distribution fee, see “Plan of Distribution—Compensation of the dealer manager and Selected Broker-Dealers—Distribution Fee-Class C Shares Only.”

(3)	Figures shown in dollars represent aggregate amounts. Calculated assuming that 1/3 of primary offering gross proceeds come from sales of Class A shares, 1/3 of primary offering gross proceeds come from sales of Class C shares and 1/3 of primary offering gross proceeds come from sales of Class I shares.

(4)	See “Estimated Use of Proceeds” and “Compensation of the Advisor and the Dealer Manager” for a detailed description of these organization and offering expenses, which may include registration fees paid to the SEC, FINRA, and state regulatory authorities, and other issuer expenses, such as advertising, sales literature, fulfillment, escrow agent, transfer agent, personnel costs associated with preparing the registration and offering of our shares, reimbursements to the dealer manager and selected dealers for reasonable bona fide due diligence expenses incurred, which are supported by a detailed and itemized invoice and may include certain portions of the formation services fees paid to Strategic Capital. See “Certain Relationships and Related Party Transactions” for more information regarding the formation services fees paid to Strategic Capital. Amounts of certain items of the “Organization and Offering Expenses” are not determinable at this time.

(5)	Calculated as a percentage of gross offering proceeds from our primary offering.

(6)	Class A Shares, Class C Shares and Class I Shares; 9.086 per share offering price.

The following information supersedes and replaces in its entirety the third entry of the tabular disclosure on page 8 contained in the prospectus summary under the heading of “The Offering”:

Current Offering Prices for the Shares:

$10.068 per Class A share, $9.640 per Class C share and $9.248 per Class I share

The following information supersedes and replaces in its entirety the first sentence of the paragraph under “Q: What is the purchase price for each share?” on page 43 of the “Questions and Answers About this Offering” section of the prospectus:

The current per share purchase price for shares is $10.068 per Class A share, $9.640 per Class C share and $9.248 per Class I share.

The following information supersedes and replaces in its entirety the first sentence of the paragraph under “Q: What is the difference between the Class A, Class C and Class I shares being offered?” on page 44 of the “Questions and Answers About this Offering” section of the prospectus:

We are offering three classes of shares, Class A shares, Class C shares and Class I shares at the current offering price of $10.068 per Class A share, $9.640 per Class C share and $9.248 per Class I share.

The following information supersedes and replaces in its entirety the first sentence of the fifth paragraph on page 48 contained in the “Plan of Distribution” section of the prospectus under the heading “The Offering”:

We are currently selling our shares on a continuous basis at the offering price of $10.068 per Class A share, $9.640 per Class C share and $9.248 per Class I share.

The following information supersedes and replaces in its entirety the second sentence of the sixth paragraph on page 54 contained in the “Plan of Distribution” section of the prospectus under the heading “Other Discounts”:

We will sell Class A shares in this “friends and family” program at $9.363 per share, reflecting the fact that selling commissions will be waived in the amount of $0.705 per share and will not be payable in connection with such sales.

The following information supersedes and replaces in its entirety the tabular and footnote disclosure on page 55 contained in the “Plan of Distribution” section of the prospectus under the heading “Volume Discounts”:

Class A				Class C				Class I
Dollar Amount of shares Purchased	Selling Commission Percentage	Dealer Manager Fee	Purchase Price per share to Investor(1)	Selling Commission Percentage	Dealer Manager Fee	Purchase Price per share to Investor(2)		Selling Commission Percentage	Dealer Manager Fee	Purchase Price per share to Investor(3)
$500,000 or less	7.00%	2.75%	$10.068	3.00%	2.75%	$	9. 640	—	1.75%	$9.248
$500,001-$1,000,000	6.00%	2.75%	$9.958	2.50%	2.75%		$9.590	—	1.75%	$9.248
$1,000,001-$2,000,000	5.00%	2.75%	$9.850	2.00%	2.75%		$9.539	—	1.75%	$9.248
$2,000,001-$3,000,000	4.00%	2.75%	$9.744	1.50%	2.75%		$9.490	—	1.75%	$9.248
$3,000,001-$5,000,000	3.00%	2.35%	$9.600	1.00%	2.35%		$9.401	—	1.50%	$9.225
$5,000,001-$10,000,000	2.00%	2.35%	$9.500	0.50%	2.35%		$9.353	—	1.50%	$9.225
$10,000,001 and above	1.00%	2.15%	$9.382	0.00%	2.15%		$9.286	—	1.35%	$9.211

________________

(1)   Assumes a $10.068 per share offering price. Discounts will be adjusted appropriately for changes in the offering price.

(2)   Assumes $9.640 per share offering price. Discounts will be adjusted appropriately for changes in the offering price. We will also pay the dealer manager a distribution fee with respect to the Class C shares, which will accrue daily in an amount equal to 1/365th of 0.80% of the amount of the net asset value for the Class C shares for such day on a continuous basis from year to year.

(3)   Assumes $9.248 per share offering price. Discounts will be adjusted appropriately for changes in the offering price.

The following information supersedes and replaces in its entirety the second paragraph under the tabular and footnote disclosure on page 55 contained in the “Plan of Distribution” section of the prospectus under the heading “Volume Discounts”:

All selling commission and dealer manager rates set forth in the table above are calculated assuming a purchase price of $10.068 per Class A share, $9.640 per Class C share and $9.248 per Class I share. We will apply the reduced purchase price per share, selling commissions and, if applicable, dealer manager fees, set forth in the table above, to the entire purchase, not just the portion of the purchase falling within the indicated range. For example, a purchase of 300,000 of Class A shares in a single transaction would result in a purchase price of $2,923,200 ($9.744 per share) and selling commissions of $116,928.

The following information supersedes and replaces in its entirety the final sentence of the eleventh paragraph on page 78 contained in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the prospectus under the heading “Overview”:

After the finalization of the March 31, 2016 net asset value, the current offering price of the Class A shares is $10.068 per share, the current offering price of the Class C shares is $9.640 per share and the current offering price of the Class I shares is $9.248 per share.